EXHIBIT 99.1

Gamesquare Esports CEO Releases Shareholder Letter

February 23, 2022, Toronto, Ontario –Gamesquare Esports Inc. company (CSE: GSQ; OTCQB: GMSQF; FRA: 29Q1) (“GameSquare”, or the “Company”) today published a shareholder letter that provides an overview of the business, and the Company’s strategic priorities and its commitment to creating value for its customers, its employees, and its shareholders. The letter highlights management’s commitment to building long term value for all stakeholders, the importance of delivering incredible outcomes for customers, and the critical role that employees and diversity play within the company as the Company seeks to grow with discipline and focus. The letter concludes with management’s perceived path to success and initiatives that the company intends to undertake and announce to investors as the Company seeks to create substantial long term value.

The Company’s Letter to Shareholders can be found at by following the LINK and investors may subscribe to all updates at https://investors.gamesquare.com/

About GameSquare Esports Inc.

GameSquare Esports Inc. is an international gaming and esports company headquartered in Toronto, Canada. The Company is seeking to acquire additional assets and entities serving the gaming and esports markets and, more broadly, in sports and entertainment. GameSquare owns a portfolio of companies including Code Red Esports Ltd., an esports talent agency serving the UK, Reciprocity Corp. (“Reciprocity”), which provides the Company access to Asia, Latin America and North America, NextGen Tech, LLC (dba as Complexity Gaming), a leading esports organization operating in the United States, and, most recently, Swingman LLC (dba Cut+Sew and Zoned), a gaming and lifestyle marketing agency based in Los Angeles, USA. Reciprocity’s gaming and esports assets include: a CrossFire franchise in China that it owns with its partner LGD Gaming, a 40% interest in a League of Legends team that competes in Latin America, and its wholly owned subsidiary corporation, GCN, a digital media company focusing on the gaming and esports audience based in Los Angeles, USA.

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Investor Relations

For further information, please contact Nikhil Thadani, Investor Relations for GameSquare Esports Inc.:

Kevin Wright, President and Chairman

Phone: (647) 670-2500

Nikhil Thadani

Email: IR@gamesquare.com

Phone: (647) 670-2500